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Annual Report 2001

creo

Company Profile

        Founded in 1983, Creo Products Inc. (NASDAQ: CREO; TSE: CRE) is a global company with key strengths in imaging and software technology. Based in Vancouver, Canada, Creo also operates distribution units in the U.S., Belgium, Hong Kong, and Japan.

        Creo is the leading developer, manufacturer, and distributor of digital solutions for the graphic arts industry. Creo manufactures more than 300 products, including professional digital cameras, color and copydot scanning systems; inkjet and halftone digital proofers; workflow management tools; variable information workflow systems; computer-to-film and computer-to-plate devices; and color servers for high-speed, print-on-demand digital printers. Creo is also an original equipment manufacture (OEM) supplier of on-press imaging technology and components for digital presses.

        As the primary agent of change in the industry, Creo is helping customers adopt completely digital production methods, which reduce cost, increase print quality, and allow them to succeed in an increasingly demanding business environment.

Financial Highlights
(in millions of U.S. dollars, except earnings per share amount)

	Years Ended September 30
	2001	2000	1999	1998
Total revenue	656.5	453.3	178.3	128.8
Cost of sales	378.2	252.8	94.4	71.2
Gross profit	278.3	200.5	83.9	57.6
Adjusted earnings*	27.1	41.9	30.9	17.8
Adjusted earnings per share* (diluted)	0.54	0.97	0.62	0.41
Amortization of goodwill and other intangible assets	74.3	35.2	—	—
Business integrations costs	13.2	10.8	—	—
One-time charges**	354.8	—	—	—
Net earnings (loss)	(414.8)	(1.4)	18.6	11.1
Earnings per share (diluted, CDN GAAP)	(8.56)	(0.04)	0.62	0.41
Assets	487.7	944.6	220.4	101.7
R&D expenses, net	79.0	42.4	13.8	6.9
Shareholders' equity	298.7	686.6	160.0	62.0

*
The adjusted earnings excludes the effect of goodwill and other intangible asset amortization, business integration costs, stock compensation charges and one-time write-downs. The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.
**
One-time charges were incurred in the fourth quarter of 2001 and include after-tax write-downs of accounts receivable, obsolete inventory, other assets, goodwill, other intangible assets and investments.

Contents

A Fresh Look for a World Leader	03
A Note to Our Shareholders	04
An Interview with Amos Michelson, CEO	05
The Creo Opportunity	10
Hairsplitting Precision	15
The People of Creo	16
Financial Report	17

Year in Review
Highlights
September 30 2000—September 30 2001

        Oct 2000:    Creo announces over $30 million in orders from the Graph Expo 2000 tradeshow in Chicago.

        Oct 2000:    Creo increases investment in printCafe, Inc.

        Nov 2000:    Leaf America formed as joint venture between the Leaf™ product group and Mamiya America Corporation.

        Jan 2001:    Creo increases investment in Nihon CreoScitex Ltd.

        Jan 2001:    The 8-page Lotem™ 800 Quantum computer-to-plate device ships to customers.

        Feb 2001:    Creo is named as one of the 50 Best Ethical Stocks for Canadians.

        May 2001:    The Creo graphic arts division receives ISO-9001 2000 (E) certification for its Canadian operations.

        May 2001:    Creo delivers keynote address at 7th Annual World Print Congress in Beijing, China.

        June 2001:    Creo introduces world's fastest thermal imaging device dedicated to newspaper production.

        July 2001:    Creo demonstrates application of precision opto-mechanical systems to all-optical switching at the NFOECin Baltimore.

        Sept 2001:    Creo introduces new consulting services designed to help customers unlock the value of the digital manufacturing process.

        Sept 2001:    Creo announces Networked Graphic Production: a vision of a completely integrated print-production environment.

        Sept 2001:    Creo ships 1000th Spire™ color server.

        Sept 2001:    Creo secures nearly $25 million in orders at the Print 01 trade show in Chicago.

        Sept 2001:    Creo introduces new entry-level workflow and computer-to-plate products.

        Sept 2001:    Creo forms alliances to offer complete, bundled solutions of thermal plates, digital halftone proofing media, and recording film with Creo imaging systems.

There are approximately 220,000 world printing establishments generating some $371 billion of world printing shipments each year.*
 *Source: Trendwatch © 2000

A Fresh Look for a World Leader

        In January 2002, all Creo and CreoScitex business activities worldwide will be consolidated under one brand name and logo: Creo. By making this change, we will focus on building a single, strong brand that reflects all our business activities—from our current activities in the graphic arts industry to developments in new markets. Investors will find the accomplishments of the entire organization more visibly associated with Creo, and the move will help clarify the structure of our operations and eliminate any confusion with other brand names. The company will continue to trade under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

        As a signal of evolution and forward-motion for the company, we will introduce an updated Creo logo (as seen on this page) in January 2002. Since acquiring the prepress assets of Scitex Corporation Ltd. in April 2000, Creo has grown to become a global company with a much broader product line and a larger, more diverse group of people on the team. The new brand image helps convey the spirit of this evolution.

Mission Statement

The Creo mission is to provide highly valuable and innovative solutions to customers, using our core strengths of unique imaging technology, software capabilities, people and culture. We will sustain growth and profitability by targeting growing markets where we can be the leading player. We will also be known as an excellent place to work and a great company with which to do business.

A Note to Our Shareholders

        2001 was an important year for Creo. We achieved an impressive 45 per cent growth in sales over last year and completed the integration of our operations and products following the April 2000 acquisition of the prepress business of Scitex Corporation Ltd. We are firmly established as the leading global supplier of computer-to-plate and digital prepress systems in the graphic arts industry.

        Despite these successes, 2001 has been a challenging year, with an unprecedented economic slowdown in all regional markets over the year. Our results did not meet our expectations, especially in our fourth quarter ended September 30, 2001. Our adjusted earnings reached $27.1 million for the year, down from $41.9 million in FY 2000. We ended the year with sales of $656.5 million and adjusted earnings per share of $0.54 (see Financial Highlights) on a fully diluted basis.

        In the face of the economic downturn and its effect on our industry, we continue to hold our position as the world's largest supplier of prepress equipment, with an unmatched range of digital solutions including professional digital cameras, color and copydot scanning systems; inkjet and halftone digital proofers; workflow management tools; variable information workflow systems; computer-to-film and computer-to-plate devices; color servers for high-speed, print-on-demand digital printers; and imaging units for digital offset printing. We are in an enviable position to take advantage of recovery in the worldwide economy, as the inevitable progression to fully digital graphic arts production continues over the coming years.

        This next year will certainly hold its fair share of challenges for all companies in our industry. But we are always up for a good challenge. It helps keep our processes streamlined and our focus in the right place—on our customers. We would like to thank the entire Creo team and their families for their commitment and inspiration, and our customers for their loyalty, enthusiasm, and ongoing partnership. We also appreciate the continued support of our shareholders and partners. In light of the tragic events of this past September, which touched the Creo team at a very personal level, we would also like to wish all of our readers peace, health, and happiness.

Charles Young Chair of the Board	Amos Michelson Chief Executive Officer

Inside Creo:
An Interview with Amos Michelson, CEO

        Amos Michelson joined Creo in 1991, serving as Director, Managing Director, and Vice President Business Strategy before being appointed CEO in 1995. A great believer in open communication, Amos has a reputation for "telling it like it is."

What were Creo's major accomplishments this year?

        AM:    We pride ourselves on being agents of change in our primary industry: printing and graphic arts. In September 2001, at Print 01—the largest industry tradeshow in North America—we logged orders totalling nearly $25 million. It was at Print 01 that we introduced the concept of Networked Graphic Production: the union of an end-to-end print-production process with a streamlined business system and customer communications network. While a few vendors spoke of similar concepts, we were the only one to demonstrate a working solution. As part of our Networked Graphic Production initiative, we continue our strategic alliance with printCafe, Inc., the leading provider of business management systems for printers and Internet-based print-procurement infrastructure.

        During the year, we introduced several significant product and service offerings, including the Lotem 800 Quantum, which began shipping early in the year, and Synapse™ InSite—the Internet portal for prepress. In June, we introduced the world's fastest thermal imaging device for news-paper production. In August, we partnered with several major media manufacturers to offer complete solutions combining thermal plates, digital halftone proofing media, and recording film with Creo systems.

        We celebrated several production milestones this past year. In May, we delivered the 500th Trendsetter® VLF CTP system—the most widely used very-large-format imaging device in the world. In September 2001, just a year after launch, we shipped the 1000th Spire color server. That same month, we also delivered our 6000th EverSmart™ scanning system, the largest number of any single brand of scanner sold in its category. The next big number on the horizon is the 7000th Brisque™ workflow system, expected to be in a customer's hands early in 2002.

September 2001 marked 18 months since Creo acquired the Scitex digital prepress business. How far have you come?

        AM:    We have worked hard to align our product offering and strengthen our distribution channels around the world. We now provide the best-in-class products in every category, with new products and versions with innovative features that reflect the strength of the complete team. The Lotem 800 Quantum combines the best of the two most accepted and advanced CTP product lines. We have also met market demands for cross connectivity between the Brisque workflow and Trendsetter output devices, as well as the Prinergy® workflow and Lotem CTP systems.

        With nearly two years under our belts now, our organization is strong and we have a full pipeline of re-energized products. One remaining challenge is the completion of IT system integration worldwide, which we plan to achieve by the end of 2002.

What are your plans for the year ahead?

        AM:    We continue to manage Creo for long-term success and are confident we can maintain our current market share this coming year; even expand it. With continued weakness in the global economy and the uncertainty following the events of 11 September 2001, we are focusing on the elements of our performance that we can directly control: bringing strong products to market quickly and ensuring that our global sales force is highly effective. We are also building our organizational strengths and cultivating greater market share in two core geographic areas: Europe and Japan.

        Our goal remains to help customers become more successful by providing them with complete digital solutions. We will expand the scope of our Networked Graphic Production vision as part of our ongoing effort to transform our industry. We will also introduce our CTP systems into broader markets, complementing this effort with new packages of hardware, software, media, and value-added service offerings. At the same time, we will continue to pursue next-generation applications of our technology, such as digital offset printing (available now) and the SP™ plateless printing process (expected to be available commercially in 2003).

"Every successful, sustainable company is founded on a tradition of excellence. At Creo, our excellence shows in the combination of talent, passion, and dedication that our people invest in the company every day."
 Amos Michelson, CEO

Which markets will you address beyond the broad commercial print market?

        AM:    We will be aggressively pursuing market leadership in newly digitized markets such as packaging and newspaper printing. We will also continue our investment in collaborative tools for the creative market. Our digital printing and variable information solutions will figure prominently as we continue to drive digital processes into every aspect of print-production. One example of this is our Spire color server; considered the premiere front-end for the new Xerox® DocuColor iGen3 Digital Production Press.

Does Creo technology make sense for all sizes of print-production operations?

        AM:    Creo has led the transformation of the entire graphic arts industry, bringing digital technologies to print operations of all shapes and sizes. Most people in the industry realize that using computer-to-plate technology is simply a better way to make plates, and that there is really no risk in moving ahead if they make good equipment choices. Even printers with one or two presses and fewer than twenty employees can get a good return on a CTP investment. This year, we introduced a new line of entry-level products aimed at providing world-class workflow and imaging products—affordably—to smaller commercial printers. We want to give all printers a fair chance of competing and winning, using the best possible tools. Recent North American market information shows we are already the leading vendor of CTP systems to printers with 20 to 49 employees.

Why are you consolidating under the Creo brand?

        AM:    By consolidating our worldwide activities under the Creo brand, we hope to send a message of clarity and strength. We also hope to eliminate any residual confusion about the relationship between Creo Products Inc. and Scitex Corporation Ltd. Both are independent, publicly traded companies.

What is unique about Creo?

        AM:    What makes Creo truly unique is a combination of the people who work here and the fresh approach we have taken to our market. Our absolute commitment to digitizing the graphic arts industry has placed us in the number one position after only nine years. We began by recognizing and acting on the opportunity of computer-to-plate. Since then, we have led the market in new technology and applications, gradually adding a comprehensive selection of products to complement our CTP offerings. Today, with over 300 products in our portfolio, we continue to deliver products and services that make our customers' businesses work better. They stay with us because they know we care about making practical, reliable solutions that offer the best value.

How would you describe your customers?

        AM:    Our customers are the most successful in the industry, with many logging double-digit growth rates over the last few years. Of course there is some self-selection there—the most successful printers can afford to invest in new technology—but we feel we play an important part in their continued success. Our systems provide a distinct advantage in these challenging times. This year, we added to our efforts of ensuring customer success by offering value-added consulting packages to help increase effectiveness and productivity in the pressroom.

What makes Creo's success sustainable?

        AM:    We are the dominant provider of digital CTP systems with three times the installed base of our closest competitor. This allows us to spread the cost of continued development over more systems and to innovate more quickly. Our technical team is experienced and solid, with more than 300 patents issued and pending. We have a global distribution network and superior 24/7 customer support, servicing over 18,000 customers worldwide. Our customer base is global and diverse, with no single customer accounting for greater than 2% of our revenue. Finally, we are using our comprehensive line of products and services to target markets with growth potential in all regions of the world. Our team of dedicated, seasoned managers and outstanding employees is unmatched in the industry. These core assets give us the opportunity to explore various opportunities and be successful in those we choose.

        Every successful, sustainable company is founded on a tradition of excellence. At Creo, our excellence shows in the combination of talent, passion, and dedication that our people invest in the company every day. They are more able and better informed than their peers in the industry. We aspire to hire and retain the best people we can by building a culture that fosters innovation and a deep understanding of business mechanisms, strategic thinking, and basic economics.

How do you see the graphic arts industry evolving in the years to come?

        AM:    The business of printing is becoming a highly efficient manufacturing process, with the integration of new technology now a critical step in whether a company survives or not. With about 220,000 printers worldwide, the trend is towards consolidation. As printers look at ways to become more competitive, they focus on cutting costs and producing more output of a higher quality, faster. This means greater system automation, more efficient digital information management, greater reliance on remote proofing, attention to the innovations that produce better quality presswork, and a sensitivity to the cost for the end user. I think we will see pressure in the next five years, particularly on the smaller printers, to be able to keep up with the rate of technological change and make the required investments to bring their efficiency up to the expected standard. We plan to be there to help them.

Is Creo only involved in the graphic arts?

        AM:    No, we believe in leveraging our unique capabilities to build new markets in areas offering high growth and sustainable value. In July 2001, we demonstrated the application of precision opto-mechanical systems to all-optical switching at the NFOEC (one of the world's largest gatherings of fiber optic professionals). These "optical cross connects" are telecommunications devices that switch optical signals between different optical fibers.

        We are now engaged in discussions with leading vendors in the telecommunications business and will continue development of our technology with the goal of establishing one or more OEMsupply relationships this year.

Straight Talk from the CEO
How do you learn to think like a CEO? Get one as your personal mentor. That's what the Creo Leadership Training program is all about. Amos goes face to face with about 400 employees each year, holding two-day seminars every few months in locations around the world. Designed to directly convey the company commitment to economic thinking, these sessions also develop a fundamental understanding of business strategy and the principles of leadership and negotiation. Over 25% of Creo employees have now attended this "CEO boot camp," which is a unique aspect of life at Creo.

Print is everywhere. In the United States alone, people read over 350 million magazines, 2 billion books, and 24 billion newspapers per year.* Many of these items are printed using Creo technology.
 *Source: Temperate Forest Foundation Copyright © 2000

The Creo Opportunity:
It's Everywhere You Look

        Take a look around. How many pieces of printed material do you see right now? Chances are quite a few. Graphic creation and production is a huge business—perhaps the fifth largest industry on the planet—and print volumes continue to grow each year. Our company is driving the adoption of totally digital production methods across the industry.

        The graphic arts industry encompasses not just printing, but all the steps needed to get to the printing press including creative design, document production, and preparation for printing. Creo is systematically developing and building the components to make this entire process digital. We manufacture and distribute more than 300 products, including professional digital cameras, color and copydot scanning systems; inkjet and halftone digital proofers; workflow management tools; variable information workflow systems; computer-to-film and computer-to-plate devices; color servers for high-speed, print-on-demand digital printers; and imaging units for digital offset printing.

        The market for our core products—prepress imaging equipment, software systems, and consumables—is estimated at over $9 billion annually. Creo products and services target a variety of graphic arts markets including commercial and publication printing, packaging, creative professionals and newspapers. Our customers are the most successful and fastest-growing prepress shops, printers and graphic professionals. They are in the business of creating millions of printed pages every day: magazines, catalogs, brochures, direct mail, books, packaging and more. In today's fiercely competitive market, producing high-quality work quickly, reducing input labor, shrinking production cycle times, lowering waste, and eliminating consumable costs are critical for customers' success. Our digital solutions help them streamline their businesses and serve their clients more effectively.

        As Creo enters 2002, four significant development initiatives will drive customers to invest in our products and services:

From Idea to Delivery: Networked Graphic Production

        With Networked Graphic Production, Creo defines the future of a fully digitized graphic arts industry. Networked Graphic Production is a major initiative that focuses on linking print-production and business systems together effectively. Sounds simple, but the complexity of software development required to make it look so simple is tremendous. The benefits of Networked Graphic Production are clear: improving communication and content-production efficiencies for the creative professional and print buyer, while synchronizing business systems in the print-production facility. Throughout 2002 and beyond, we will be adding components to and enhancing functionality of the Networked Graphic Production environment, with the goal of seamless integration. For our customers, this means a single-source vendor with all the tools and technology to help them build an end-to-end networked system of the highest caliber.

Completing the Package

        Working closely with several media manufacturers, Creo recently announced new, bundled solutions that combine thermal plates, digital halftone proofing media, and recording film together with Creo systems and services. Creo expects that customers will benefit from these easy, affordable packages. This is a strategic move for Creo in that the alliances allow us to offer customers a media and equipment bundle that will be competitive with similar offerings from other vendors, but that will offer the superior quality and performance of Creo equipment. We expect to realize increased market share and margins with our consumables program. We will continue to partner with various media vendors to supply customers with the best selection of high-quality imaging consumables.

The package printing market is estimated at over $200 billion worldwide. Creo technology is used to produce much of the packaging you see on supermarket and department store shelves.

Unlocking the Value of Digital Prepress

        Towards the end of fiscal 2001, Creo announced the formation of the Consulting Services Group to help customers unlock the value of implementing a digital manufacturing process. This value comes from increased efficiency, consistency in print quality, and higher quality standards. Members of the group have extensive experience in the printing industry and offer services to help manage systematic change to the printing process. These services help customers become more successful by making full use of the capabilities of their Creo systems.

Something for Everyone

        In 2002, we will focus on expanding our presence in smaller print shops around the world. A new set of solutions is aimed at providing world-class workflow and imaging products—affordably—to general commercial printers employing 10 to 20 people. These new solutions—which proved very popular when launched at the Print 01 tradeshow—include low-cost entry-level thermal CTP systems and introductory models of the industry-leading Prinergy and Brisque workflow products. Clear upgrade paths ensure that investments retain their value as printers can add more extensive capabilities as their business needs grow.

What's Next?

        Moving forward, Creo is in a strong position to develop and deliver the tools and systems needed to complete the digital transformation of the industry. We expect to grow by increasing market share and targeting growth sectors such as packaging, newspaper printing, and digital printing. Given the eagerness of the creative market to adopt digital processes, we see significant opportunities in providing solutions to groups that face the same challenges as prepress operations—handling gigabytes of data files and managing short production timelines. Digital printing revenues are expected to grow from $10.8 billion today to $21.6 billion in 2004*, and our Spire color servers are the highest-performance systems, managing the flow of color information to drive even the most powerful Xerox digital printers.

        As the graphic arts industry undergoes rapid change, Creo is uniquely able to help our customers meet the demands they are facing for high-quality work and faster service at competitive prices. We will respond to the market's needs and continue to develop innovative technology that will drive change. Our growth will come from increasing sales of our existing products, extending the range of prepress and creative applications, and selectively applying our technology to related markets.

*Source: GAMIS/PIA © 2001

Printing is the third largest manufacturing industry in the U.S., with almost 50,000 establishments selling over $163 billion of products in 2000, and is dominated by small- and medium-sized businesses.* Creo is the leading vendor of computer-to-plate systems to printers with 20-49 employees, with nearly two times the market share of our nearest competitor. Our overall market share of metal CTP systems in North America is over 61 per cent, more than three times that of our nearest competitor.**
 Source: PIA/GATF            ** Source: Statestreet Sept. 2001

Creo Delivers

        Creo is the world's largest independent supplier of prepress solutions and offers the broadest range of products on the market today:

Digital Photography

        The Leaf family of digital camera backs is dedicated to professional and studio photography, providing comprehensive solutions from layout to image capture. Just released, the Leaf C-Most 6.6-mega pixel CMOS-based sensor is the largest of its kind and the first to be developed commercially.

Scanning Systems

        Creo has developed a range of scanning systems designed to help graphic designers and prepress specialists convert original images or archived films into high-quality digital files.

Software Systems

        Creo workflow solutions are software and hardware systems that handle the complex management of digital prepress information. Data management tools organize job information and integrate automation into production and archiving operations. Variable data printing tools enable efficient personalized print-production. Our creative software solutions provide enhanced performance for the creative professional and connect them to the print-production plant.

Proofing Solutions

        Creo has the broadest range of proofing systems in the industry with a complete range of proofing products—from Iris® professional desktop inkjet proofers to Spectrum digital contract proofing systems—allowing customers to produce proofs at whichever price point and quality level they choose.

Output Devices

        Creo output devices accept digital data and expose film or printing plates, and range from simple and inexpensive semi-automatic machines to fully automated devices. Our patented SQUARESpot™ thermal imaging technology is the most advanced in the world, giving printers the power to achieve consistency in their presswork. We offer complete digital offset printing (DOP) imaging systems, which have been adopted by the world's four largest press manufacturers. We are also leading the way to plateless printing with revolutionary SP™ Plateless DOP technology, which is expected to be available commercially in 2003.

Color, Screening, & Calibration

        Creo color, screening, and calibration tools help customers achieve more predictable print and improved print quality, reducing inconsistencies and the need for extensive file manipulation during a job. This past year, Creo introduced the finest stochastic screening available with 10-micron Staccato™ stochastic (FM) screening software.

Digital Printing Systems Creo develops specialized products to manage the flow of digital information to high-speed, print-on-demand digital printers.

Newspaper publishers worldwide are discovering the benefits of the Trendsetter NEWS 200 system, a thermal CTP system developed exclusively for newspaper applications. Introduced by Creo in 2001, it is the industry's fastest thermal system, imaging more than 200 plates per hour. This year, we estimate that half of all newspaper CTP devices sold worldwide will have thermal imaging, from nearly zero two years ago.

Creo:
Hairsplitting Precision

        Precision: a word that needs context. It takes a certain measure of precision to parallel-park a car. A very different one to thread a needle. Yet another to perform neurosurgery.

        The technical folks at Creo get very excited about the precision of our patented imaging technology. After all, it is one of our core competitive advantages and the technology that allows us to venture successfully into multiple industries. In the context of the printing industry, Creo imaging technology uses a laser beam to expose tiny spots to a target material, which may be a printing plate, proofing material, or an emulsion on the press cylinder itself. Each spot measures about 10 microns (µm)—or about 1/10th the width of a human hair. Tiny spots, yes, but this is not the most impressive part.

        What sets Creo technology apart is not just the size of the spot but the accuracy of its edges and how consistently it is imaged on the target material. The edge of each spot—the transition from image to non-image area—measures only 1 µm, or about 1/50th of the width of a human hair. The edge of the spot itself can be placed on the target with an accuracy of .01 µm, or about 1/1000th of the width of a human hair…at a rate of up to up to 100 million spots per second. That's a lot of spots.

        So what's the big deal? Who needs that kind of precision? The answer lies right on this page... printers do. The images on these pages are created from small halftone dots of ink that are built using those tiny spots. (You can see those halftone dots with a magnifying glass). In fact, the average 4-color printed page is made up of over 2,000,000,000 such spots. The tinier and more accurately defined the spots are, the more realistic the images appear and the richer the colors become.

        Precision imaging means repeatable, consistent results and allows our customers to benefit from our innovative stochastic screening technology. The more consistently the spots are imaged, the more reliable and efficient presswork becomes and therefore the more profitable the printer becomes. Is this what gives Creo a competitive edge?

        Precisely.

Keeping It Real:
The People of Creo

        Smoke and mirrors—we try to avoid them at Creo. We're all about keeping it real. Building systems that actually work. Delivering on our promises. Doing the right thing for the right reasons.

        Like most high-tech companies, Creo depends on a superb team of people as one of the core assets of the business. Many of us have worked in the industry we now service, so we understand first-hand the challenges faced by our customers. We know that they often operate in such fiercely competitive markets that a day or two of downtime during a critical period can put their companies at risk. We also know that they want the straight goods: how will this product save them time, make their clients happy, and increase their margins? So, we help them filter out the noise and focus on the tools that will help them do a better job more efficiently.

        Part of our corporate mission is to be known as "an excellent place to work and a great company with which to do business." We believe that this means ensuring excellence at all levels of our operation, which is why we work hard to recruit and retain only the best people. They stay with us because they have the opportunity to grow, take on responsibilities unheard of elsewhere, manage their own activities and resources, and work with competent peers in a fast-paced, exciting environment.

        Our operating principles ensure that teams are working with the best interests of our customers and shareholders in mind. All decisions are made based on sound economics, with the CEO regularly delivering hands-on seminars about how to apply this philosophy. Decision-making is not driven by hierarchy but rather by well-rounded teams applying these basic economic principles. As a result, every activity we undertake should result in sustainable value to our company and our customers.

Creo color management and imaging experts on site with the print-production team at Metropolitan Fine Printers. These teams work together to make sure that Metropolitan systems are optimized to produce the highest-quality presswork possible. This is the kind of hands-on customer-supplier relationship that Creo believes adds the most value. Incidentally, you can admire the work of the Metropolitan team yourself by taking a closer look at the annual report you are reading right now.

Financial Report

Management's Discussion and Analysis	18
Results of Operations 2001/2000	19
Results of Operations 2000/1999	23
Management's Statement of Responsibility	28
Auditors' Report	29
Consolidated Balance Sheets	30
Consolidated Statements	31
Notes to Consolidated Financial Statements	33

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview

        We are a leading developer, manufacturer and distributor of digital solutions for the graphic arts industry. We manufacture more than 300 products, including professional digital cameras, color and copydot scanning systems; inkjet and halftone digital proofers; workflow management tools; variable information workflow systems; computer-to-film and computer-to-plate devices; and color servers for high-speed, print-on-demand digital printers. We are also an original equipment manufacture supplier of on-press imaging technology and components for digital presses.

Revenue

        Our revenue is derived from sales of our digital prepress products to direct customers and distributors, fees for the service of equipment and from the sales of consumables that are used with our equipment.

        Product revenue is derived from the sale of equipment and software, and includes revenue earned from installation, training, and warranty maintenance services performed on installation. Product revenue from sales made directly to end customers is recognized when the Company meets all contractual performance criteria, which is upon installation or customer acceptance depending on the contract or on shipment if no installation is required.

        Service revenue is derived from customer support agreements entered into in connection with product sales and renewals.

        Consumables revenue is derived from sales of paper, ink and other related products to our customers.

Research and development

        Since our inception, we have invested heavily in research and development. This investment has been subsidized in part by funding received from plate and film suppliers, and press manufacturers in connection with specific product development initiatives undertaken by us at their request. We have also received funding from the Canadian government through investment tax credits and from the Israeli government through the application of grants.

Sales and marketing

        Sales and marketing expenses are primarily attributable to the salaries, commissions, travel costs, office expenses, and support staff associated with our sales staff. In addition, the costs of trade shows, advertising and marketing are also included in sales and marketing expenses.

Foreign exchange

        The majority of our revenue is received in U.S. dollars and Euro. A significant portion of our expenses are incurred in Canadian dollars, Israeli shekels and to a lesser extent in Euro. As a result, depreciation in the value of the Euro or appreciation in the value of the Canadian dollar or Israeli shekel relative to the U.S. dollar could adversely affect our operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. We perform some currency hedging to reduce the effect of gains or losses from foreign currencies. However, fluctuations in the value of Canadian dollars, Israeli shekels and Euros relative to U.S. dollars have caused and will continue to cause currency translation gains and losses.

        Our consolidated financial statements are prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 20 to the consolidated financial statements. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current fiscal year.

Results of Operations
year ended September 30, 2001 compared to year ended September 30, 2000

Revenue

        Total revenue increased 44.8% to $656.5 million for 2001 from $453.3 million for 2000. Product revenue increased 33.3% to $447.2 million for 2001 from $335.5 million for 2000. The increase in revenue is due to the realization of a full year of integrated sales resulting from the acquisition of the prepress operations of Scitex Corporation Ltd. ("Scitex") offset by a decrease in joint venture revenue as compared to the prior year. Service revenue increased 70.9% to $161.8 million for 2001 from $94.7 million for 2000. This increase in service revenue was due to the increase in the installed base of our products. Consumables revenue increased 105.8% to $47.5 million for 2001 from $23.1 million for 2000.

Revenue ($millions)

        Revenue by region is comprised of the following:

	2001 ($millions)	% of Revenue	2000 ($millions)	% of Revenue
North America	$311.5	47.4%	$222.6	49.1%
Europe	247.9	37.8%	173.9	38.4%
Asia Pacific (incl Japan)	77.2	11.8%	39.7	8.8%
Other	19.9	3.0%	17.1	3.7%

	$656.5	100.0%	$453.3	100.0%

        Revenue by Region

        The increase in sales in most regions is due to a full year of integrated operations from the acquired Scitex distribution units.

Cost of sales

        Cost of sales increased 49.6% to $378.2 million for 2001 from $252.8 million for 2000. This increase corresponds with the realization of a full year of integrated sales resulting from the acquisition of prepress operations from Scitex as noted above. Cost of sales increased slightly as a percentage of total revenue to 57.6% for 2001 from 55.8% for 2000. This increase was primarily due to a shift in the revenue mix between products and services sold during the year.

Research and development

        Gross research and development expenses increased 46.4% to $94.7 million for 2001 from $64.7 million for 2000. This was mostly due to the increased research and development activities realized for a full year of integrated operations following the Scitex acquisition and an adjustment for the write-down of R&D engineering inventory of $1.6 million charged in the fourth quarter. Outside funding of our research and product development activities decreased 29.7% to $15.7 million for 2001 from $22.3 million for 2000. This was pri-marily due to a decrease in funding resulting from the termination of the joint venture with Heidelberger Druckmaschinen AG ("Heidelberg") and our decision to reduce the grant funding levels from the government of Israel. As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses increased 86.5% to $79.0 million for 2001 from $42.4 million for 2000. Net research and development expenses increased as a percentage of total revenue to 12.0% for 2001 from 9.3% for 2000.

Sales and marketing

        Sales and marketing expenses increased 49.3% to $101.6 million, or 15.5% of total revenue for 2001 from $68.1 million, or 15.0% of total revenue for 2000. This increase was primarily due to the growth in revenue as noted above.

General and administration

        General and administration expenses increased 130.5% to $82.1 million, or 12.5% of total revenue for 2001 from $35.6 million, or 7.9% of total revenue for 2000. The costs in 2001 reflect special charges incurred during the fourth quarter of 2001 including an adjustment to customer and other receivables of $7.3 million, and a write-down of certain information technology and other assets of $4.7 million. Excluding these adjustments in 2001, general and administration expenses increased as a result of a full year of costs for the integrated operations following the Scitex acquisition and internal costs incurred from the implementation of our enterprise resource planning system.

Restructuring and business integration costs

        During 2001, we recorded restructuring expenses of $4.1 million relating to the cost of severance and related benefits for approx-imately 200 employees around the world in connection with a cost-savings initiative. We also recorded business integration costs of $13.2 million in 2001. These costs related to legal, accounting and severance costs associated with the Scitex asset purchase of approximately $2.7 million, inventory provisions relating to the alignment of product offerings of $7.7 million, external costs incurred on the integration of information systems of $1.7 million and other administrative costs of $1.1 million in 2001. Under U.S. GAAP, the inventory provisions noted above can not be treated as business integration costs and are reflected as an increase to cost of sales.

Goodwill and other intangible assets

        Amortization of goodwill and other intangible assets increased to $74.3 million from $35.2 million in 2000. The substantial increase in the amortization of goodwill and intangible assets reflected a full year of amortization recorded on goodwill and intangible assets acquired in 2000. These assets included the goodwill and intangible assets from the acquisitions of the Scitex prepress operations, Carmel Graphic Systems Inc. ("Carmel"), and Intense Software Inc. ("Intense").

Write-down of goodwill and intangible assets

        Due to the decline in current business conditions, we realigned resources to focus on profit contribution, high growth markets, and core opportunities. Based upon our analyses, the net carrying amount of the goodwill and purchased intangible assets would not be fully recovered through estimated undiscounted future cash flows. As a result charges of $92.3 million and $173.4 million were recorded related to the impairment of goodwill and purchased intangible assets, respectively. The impairment was measured as the amount by which the net carrying amount of these assets exceeded the estimated undiscounted future cash flows. These assets included the goodwill and purchased intangible assets from the acquisition of the Scitex prepress operations, Carmel, and Intense. This charge was in addition to the ongoing amortization of goodwill and intangibles for the year ended 2001, as previously noted above.

Write-down of investments

        In the fourth quarter of 2001, we undertook a comprehensive review of our long-term investments and determined that the financial and operational circumstances relating to most of these investments were materially and adversely different at September 30, 2001 than at the time the investments were originally made. As a result of the review, we determined the impairment in the carrying values of our long-term investments had occurred during the fourth quarter; and that the decline in value was other than temporary. Consequently, we recorded a write-down of our investments in the amount of $70.5 million. These write-downs included our investments in printCafe, Inc. ("printCafe") and Creo Ltd. However, we continue to maintain a strategic alliance with printCafe as a key element in our vision of Networked Graphic Production.

Income taxes

        Income tax expense decreased to $2.3 million for 2001 from $9.8 million for 2000. The decrease is due to lower earnings before income taxes in 2001 as compared to 2000.

        Our effective tax rates for 2001 and 2000 were 28.1% and 31.6%, respectively, excluding the impact of after-tax business integration costs and severance costs, goodwill and other intangible assets amortization, and write-down of intangible assets and goodwill, investments and future tax assets. The lower effective tax rate for 2001 compared to 2000 primarily reflected changes in the geographic earnings mix resulting from the realization of a full year of integrated operations resulting from the Scitex acquisition as noted above. Our earnings are subject to different tax rates in each of the countries in which we operate. A change in our overall tax rate can result when there is a change in the geographic earnings mix.

        With respect to our write-down of goodwill and other intangible assets of $265.7 million and write-down of investments of $70.5 million, for tax provision purposes, we have recorded valuation allowances against any tax recovery booked on these write-downs as we determined that it is likely that we would not be able to utilize the loss carryforward.

        We expect for fiscal 2002 that the effective tax rate will be between 15% and 20%.

Liquidity and capital resource

        Since we commercialized our first computer-to-plate product in October 1994, we have financed our operations through a combination of private sales of equity securities, cash generated by operations, and proceeds from our Initial Public Offering. As at September 30, 2001, we had $151.8 million in working capital, $60.2 million in cash and short-term deposits and $19.3 million in short-term debt. Our operations generated cash of $48.5 million for 2001 compared to $2.1 million for 2000. Our accounts receivable have decreased from 2000 to 2001 as a result of our continued focus on receivables. Over the year, our accounts receivable has decreased 19.2% to $140.6 million at September 30, 2001 from $174.1 million at September 30, 2000. Inventory decreased 29.5% or $41.6 million during 2001 from $141.0 million at September 30, 2000 to $99.4 million at September 30, 2001. This was primarily due to operational improvements and efficiencies. Accounts payable and accrued liabilities at September 30, 2001 were $115.6 million compared to $156.3 million in the comparable period in 2000. This represented a $40.7 million or 26% reduction. As at September 30, 2001, we had deferred revenues and credits of $48.1 million.

        Our net capital expenditures for 2001 were $31.8 million, compared to $27.4 million in 2000 and $12.5 million in 1999. Our capital expenditures have increased primarily due to increased information systems infrastructure and software relating to the implementation of our new global enterprise resource planning system.

        During the year, we invested $25.5 million in printCafe, Inc., a leading provider and developer of business management systems and Internet-based products for the printing industry. We account for the investment on the cost basis as we hold 17.24% of the voting rights of the company and do not have any significant influence over its operations.

        We believe that existing cash balances, cash generated by our operations, and funds available under our credit facility will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next year.

Results of Operations
year ended September 30, 2000 compared to year ended September 30, 1999

Revenue

        Total revenue increased 154.2% to $453.3 million for 2000 from $178.3 million for 1999. Product revenue increased 126.1% to $335.5 million for 2000 from $148.4 million for 1999. This increase was due to higher unit sales of computer-to-plate products by us through direct sales and by the joint venture and due to our acquisition of the prepress operations of Scitex Corporation Ltd. ("Scitex"). Product revenue from the joint venture represented 14.5% of our total revenue for 2000 and 32.3% for 1999. Service revenue increased 216.7% to $94.7 million for 2000 from $29.9 million for 1999. As the majority of our customers contract for service support, this increase in service revenue was due to the substantial increase in the installed base of our equipment. Consumables revenue was $23.1 million for 2000.

        Revenue by region is comprised of the following:

	2000 ($millions)	% of Revenue	1999 ($millions)	% of Revenue
North America	$222.6	49.1%	$110.0	61.7%
Europe	173.9	38.4%	56.3	31.6%
Asia Pacific (incl Japan)	39.7	8.8%	9.2	5.1%
Other	17.1	3.7%	2.8	1.6%

	$453.3	100.0%	$178.3	100.0%

        The increase in sales in most regions is due to the acquisition of distribution units and due to steady increases in sales.

Cost of sales

        Cost of sales increased 167.6% to $252.8 million for 2000 from $94.5 million for 1999. This increase was primarily due to the acquisition of the Scitex prepress operations. Lower subassembly costs, component costs and overhead expenses offset this increase, however, product sales increased as did our installed customer base. Cost of sales increased slightly as a percentage of total revenue to 55.8% for 2000 from 53.0% for 1999. This increase was primarily due to a larger installed base, the need to continue to maintain our customers' products and to the acquisition of new products in different segments which have slightly lower margins.

Research and development

        Gross research and development expenses increased 106.7% to $64.7 million for 2000 from $31.3 million for 1999. This increase was primarily due to the acquisition of the Scitex research and development operations in Israel as noted above and to a 4% increase in the number of research and development personnel in Vancouver pre-acquisition operations. Outside funding of our research and product development activities increased 27.4% to $22.3 million for 2000 from $17.5 million for 1999. This is primarily due to increased investment tax credits in Canada. As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses increased 208.6% to $42.4 million for 2000 from $13.8 million for 1999. Net research and development expenses increased as a percentage of total revenue to 9.3% for 2000 from 7.7% for 1999.

Sales and marketing

        Sales and marketing expenses increased 124.1% to $68.1 million, or 15.0% of total revenue for 2000 from $30.4 million, or 17.0% of total revenue for 1999. This increase was primarily due to the Scitex acquisition which included significant distribution and marketing operations as noted above.

General and administration

        General and administration expenses increased 251.3% to $35.6 million, or 7.9% of total revenue for 2000 from $10.1 million, or 5.7% of total revenue for 1999. This increase was primarily due to acquisitions and to the growth of our business.

Restructuring and business integration costs

        Our business integration costs were comprised of costs directly related to combining the newly acquired business operations. These amounts related to legal, accounting and severance costs of approximately $5.3 million, costs of terminating the joint venture of approximately $3.5 million, travel and integration meetings of approximately $1.0 million and other administrative costs of $1.0 million.

Goodwill and other intangible assets

        Goodwill and other intangible assets arising from the acquisitions undertaken in this fiscal year amount to $374.9 million dollars, of which $35.2 million has been amortized under Canadian GAAP. Under US GAAP, which requires the immediate write-off of in-process research and development, which has no alternative use, an additional amount of $45.5 million would have been amortized. Under Canadian GAAP, these intangible balances will continue to be amortized over five years.

Income taxes

        Income tax expense decreased to $9.8 million for 2000 from $12.3 million for 1999. The decrease is due to lower earnings before income taxes in 2000 as compared to 1999. Our effective tax rate of 112.7% for 2000 was above the statutory rate of 45.6% due primarily to a non-deductible goodwill amortization (64.1%), other non-deductible expenses (33.6%) and foreign tax rate differences (20.4%). Canadian manufacturing and processing tax credits offset these items (51%). If goodwill amortization had been deductible for tax purposes, the effective tax rate would have been 48.6%. See note 13 to our consolidated financial statements.

Equity loss and minority interest

        As part of the acquisition of Scitex, we acquired a 50% interest in Nihon CreoScitex Ltd. In the third quarter, we recognized an equity loss on the investment of $1.0 million. In the fourth quarter, the company increased its shareholding to 51% and consequently consolidated the entity. The minority interest on the loss incurred by Nihon CreoScitex in the fourth quarter was $0.6 million.

Quantitative and qualitative disclosures about market risk

        We operate internationally which gives rise to significant exposure to market risks mainly from changes in foreign exchange rates relating to the European currencies, Canadian dollars and Israeli shekels. We use some derivative financial instruments to reduce these exposures; however, we remain exposed to foreign currency fluctuations on our monetary assets and liabilities denominated in foreign currencies.

        As at September 30, 2001, we had $50.1 million of forward exchange contracts outstanding.

Information regarding forward-looking statements

        Certain statements made by us in this Annual Report, including without limitation certain statements contained in the section of this Annual Report entitled Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts, are so-called forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the United States Private Securities Litigation Reform Act of 1995.

        Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this Annual Report and from time to time in our filings with Canadian and United States regulatory authorities.

Risk Factors

        Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

  •
  Changes in general economic, financial or business conditions may adversely affect our business or the markets in which we operate.

  •
  Although we believe we maintain an adequate reserve for bad debts, a deterioration in general economic conditions may result in an increase in customers that are unable to meet their obligations as they come due and may negatively impact our operating results.

  •
  Our efforts to consolidate operations and to re-brand our products and services may not proceed as anticipated and may result in some lost productivity and uncertainty among customers which would negatively impact our revenues and operating results.

  •
  We have significant research and development, engineering and manufacturing operations, and some administrative operations located in Canada, United States and Israel, and have significant sales and administrative operations in the European Economic Community, Japan and the Asia-Pacific Region, and will therefore be affected by economic, political and military conditions in those regions. In addition, these operations are heavily dependent upon shipment of components and products among our operations. We have a contingency plan to minimize the impact on operations in such circumstances, but nonetheless they could be adversely affected if major hostilities occur in the Middle East or if trade or the movement of components or products were to be curtailed or interrupted.

  •
  As demand for digital prepress solutions increases, direct competition among providers of these solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and results of operations. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, initiate intense price competition or make our products obsolete.

  •
  Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have begun to demonstrate some success in persuading smaller printers to adopt our solutions, we will have to continue this effort to ensure revenue growth. Changes in economic, financial or business conditions may cause our customers to delay or defer purchasing decisions, which would negatively impact our revenues and operating results.

  •
  Our past revenue growth rates and other operating results may not be accurate indicators of our future performance.

  •
  Because there are a limited number of potential suppliers of certain key components of our products, including components of our thermal imaging heads, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results to suffer.

  •
  Plate suppliers and press manufacturers assist us in developing our technology, facilitating broad market acceptance of our products, and enhancing our sales, marketing and distribution capabilities. If we are unable to maintain our existing strategic alliances and to establish new ones, we would lose these additional capabilities, our products might be less attractive to our potential customers, and our operating results could be negatively affected.

  •
  The Original Equipment Manufacturing Agreement as of May 18, 2000 we have with Heidelberg provides for the sale, distribution and support for certain products and components. The sales and revenue from those products for the rest of the OEM relationship may be less than they are currently.

  •
  Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Amos Michelson, our Chief Executive Officer; and Dan Gelbart, our President and Chief Technology Officer. Their managerial, technical, and other services would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

  •
  Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse-engineer our technology, or design around the patents that we own or license. We cannot be sure that the steps we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we would be less able to differentiate our products and our revenues will decline. If an infringement claim is filed against us, we may be prevented from using certain technologies and we could incur substantial costs in defending ourselves and our customers against the claim. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties, which may not be obtainable at a reasonable cost or at all. If we fail to obtain a license we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

  •
  Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software, and hardware. Despite rigorous testing, undetected errors, defects, or bugs may cause failures at any time. We may not be able to sell our products if they have reliability, quality, or compatibility problems. Moreover, errors, defects or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty claims by our customers or others against us, or the loss of credibility with our current and prospective customers. We carry product liability insurance that we consider adequate, but a successful claim against us for an amount exceeding our policy limits would force us to use our own resources to pay the claim.

  •
  Penetration into new regions and introduction of new products may not proceed as planned and may adversely affect future revenues.

  •
  The digital prepress market is characterized by rapid technological change, evolving industry standards, frequent new product introductions and enhancements, and changing customer demands. Accordingly, our future success will depend on our ability to invest significantly in research and development; to develop, introduce, and support new products and enhancements on a timely basis; and to gain market acceptance of our products. A number of companies, including Creo, are currently working with press manufacturers to develop products that use next-generation digital offset printing technology as a digital prepress solution. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. In addition, recent innovations in xerography, and inkjet technology could make these technologies a more economic alternative to offset printing for short print runs. We primarily fund our research and development with our own working capital generated from operations. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it would be difficult for us to remain competitive.

  •
  Substantially all of our revenue is received in U.S. dollars and Euro, therefore, appreciation of those currencies against the currencies used by our potential customers would make our products more expensive and therefore less attractive. In addition, a significant portion of our expenses are incurred in Canadian dollars and to a lesser extent, the Euro, depreciation in the value of the U.S. dollar relative to the Canadian dollar or the Euro will adversely affect our operating results. As a result, currency fluctuations have caused and will likely continue to cause currency translation gains and losses.

Management's Statement of Responsibility

        The management of Creo Products Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company. Material differences to United States accounting principles are set out in note 20.

        The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

        The Company's audit committee is composed entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the auditors' report. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements. The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

Amos Michelson Chief Executive Officer	Michael Graydon Chief Financial Officer
November 9, 2001

Auditors' Report
to the Shareholders

To the Shareholders of Creo Products Inc.

        We have audited the consolidated balance sheets of Creo Products Inc. as at September 30, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2001 in accordance with Canadian generally accepted accounting principles.

        Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended September 30, 2001 and shareholders' equity as at September 30, 2001 and 2000 to the extent summarized in note 20 to the consolidated financial statements.

Chartered Accountants Vancouver, Canada
November 9, 2001

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	September 30
	2001	2000
Assets
Current assets:
Cash and cash equivalents	$60,241	$45,359
Accounts receivable	140,551	174,094
Other receivables	27,041	37,451
Inventories (note 4)	99,438	141,021
Future income taxes (note 13)	11,034	23,492

	338,305	421,417
Investments (note 5)	—	45,000
Capital assets, net (note 6)	111,768	107,280
Goodwill and other intangible assets, net (note 7)	—	338,055
Other assets	24,005	22,284
Future income taxes (note 13)	13,629	10,534

	$487,707	$944,570

Liabilities and Shareholders' Equity
Current liabilities:
Short-term debt (note 9)	$19,298	$19,216
Accounts payable	60,707	94,784
Accrued and other liabilities (note 8)	54,928	61,503
Income taxes payable	2,286	6,424
Future income taxes (note 13)	1,200	—
Deferred revenue and credits	48,067	53,047

	186,486	234,974
Future income taxes (note 13)	2,556	22,986

	189,042	257,960
Shareholders' equity:
Share capital (note 10)	691,955	664,160
Contributed surplus	2,060	2,126
Foreign currency translation adjustment	(919)	—
Retained earnings (deficit)	(394,431)	20,324

	298,665	686,610

	$487,707	$944,570

Commitments and contingencies (note 17)
Subsequent event (note 21)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

	Charles Young Director	Doug Brengel Director

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars, except per share amounts)

	Years ended September 30
	2001	2000	1999
Revenue:
Product	$447,241	$335,535	$148,433
Service	161,753	94,654	29,890
Consumables	47,533	23,095	—

	656,527	453,284	178,323
Cost of sales	378,176	252,765	94,465

Gross profit	278,351	200,519	83,858
Research and development, net (note 11)	79,048	42,376	13,805
Sales and marketing	101,632	68,055	30,373
General and administration	82,134	35,634	10,144
Other expense (income)	258	(341)	(1,358)

Operating income before undernoted items	15,279	54,795	30,894
Restructuring and business integration costs (note 12)	17,231	10,845	—
Goodwill and other intangible assets amortization	74,314	35,248	—
Write-off of goodwill and other intangible assets (note 7)	265,700	—	—
Write-off of investments (note 5)	70,470	—	—

Earnings before income taxes, equity loss and minority interest	(412,436)	8,702	30,894
Income tax expense (note 13)	2,319	9,811	12,334
Equity loss	—	967	—
Minority interest	—	(646)	—

Net earnings (loss)	$(414,755)	$(1,430)	$18,560

Earnings (loss) per common share:
—Basic, Canadian GAAP (note 14)	$(8.56)	$(0.04)	$0.65

—Basic, U.S. GAAP (note 20)	$(7.86)	$(1.14)	$0.65

—Diluted, Canadian GAAP (note 14)	$(8.56)	$(0.04)	$0.62

—Diluted, U.S. GAAP (note 20)	$(7.86)	$(1.14)	$0.62

Retained earnings, beginning of year	$20,324	$21,754	$3,194
Net earnings (loss)	(414,755)	(1,430)	18,560

Retained earnings (deficit), end of year	$(394,431)	$20,324	$21,754

See accompanying notes to consolidated financial statements.

Creo Products Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Years ended September 30
	2001	2000	1999
Cash provided by (used in) operations:
Net earnings (loss)	$(414,755)	$(1,430)	$18,560
Items not affecting cash:
Amortization	97,279	48,730	5,983
Equity loss	—	967	—
Future income taxes	(9,867)	(14,724)	823
Write-off of goodwill and intangible assets	265,700	—	—
Write-off of investments	70,470	—	—
Minority interest	—	(646)	—
Other	2,298	23	36

	11,125	32,920	25,402
Changes in non-cash working capital:
Accounts receivable	40,744	(18,444)	(10,074)
Other receivables	10,788	(16,263)	(2,911)
Inventories	41,886	10,936	(7,096)
Accounts payable	(33,939)	37,659	5,330
Accrued and other liabilities	(11,274)	(37,225)	6,815
Income taxes	(4,079)	2,899	2,661
Deferred revenue and credits	(6,774)	(10,336)	5,370

	37,352	(30,774)	95

	48,477	2,146	25,497
Cash provided by (used in) investing:
Business acquisitions (note 2)	—	10,330	—
Investments	(5,000)	(45,000)	—
Purchase of capital assets	(32,116)	(28,784)	(12,971)
Proceeds from sale of capital assets	290	1,355	457
Other	(2,802)	1,397	—

	(39,628)	(60,702)	(12,514)
Cash provided by (used in) financing:
Proceeds from shares issued	7,259	8,772	77,156
Share-purchase loans	—	2,345	(2,345)
Proceeds from issue of subsidiary shares to minority interest	—	6,887	—
Increase (decrease) in short-term debt	2,283	(10,504)	—
Repayment of long-term debt	—	(6,660)	(943)

	9,542	840	73,868

Effect of foreign currency exchange rates on cash and cash equivalents	(3,509)	—	—

Increase (decrease) in cash and cash equivalents	14,882	(57,716)	86,851
Cash and cash equivalents, beginning of year	45,359	103,075	16,224

Cash and cash equivalents, end of year	$60,241	$45,359	$103,075

Supplementary information:
Taxes paid	$11,243	$7,373	$3,635
Interest paid	234	3,889	533
Non-cash transactions:
Common shares and options issued for business acquisitions	$—	$519,350	$—
Common shares issued for investments	20,470	—	—
Exercise of options issued on acquisition	66	—	—

See accompanying notes to consolidated financial statements.

Creo Products Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands of U.S. dollars, except share and per share amounts)

        Creo Products Inc. ("the Company") was incorporated under the laws of Canada and its principal business activities include the development, manufacture and distribution of digital solutions for the graphic arts industry. The Company's principal customers are in the United States ("U.S."), Europe and Asia-Pacific.

1. Significant accounting policies

        The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, in the case of the Company, materially conform with those established in the United States except as explained in note 20.

(a)  Basis of consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and its 81% interest in Nihon CreoScitex Ltd. (see note 2(b)). All material intercompany balances and transactions have been eliminated.

        Interests in joint ventures are recognized in the Company's consolidated financial statements using the proportionate consolidation method.

        The equity method of accounting is used to account for investments in companies over which significant influence is exercised and the company is entitled to vote 50% or less of the voting shares. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses and dividends.

        Investments in companies, where significant influence is not exercised, are carried at cost.

(b)  Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Significant areas of estimate relate to the inventory obsolescence provision, allowance for doubtful accounts, provision for potential retrofits on installed equipment, impairment of investments, goodwill and other intangible assets and future income tax asset valuation allowance. Actual results could differ from those estimated.

(c)  Cash and cash equivalents

        Cash equivalents include short-term deposits, which are all liquid securities with a term to maturity of three months or less when acquired.

(d)  Inventories

        Inventories are valued at the lower of cost and net realizable value. Costs of materials are determined on a weighted average basis. Work-in-progress and finished goods inventories include materials, direct labor and production overhead. Inventories are recorded net of any obsolescence provisions.

(e)  Capital assets

        Capital assets are stated at cost less applicable tax credits and non-repayable government grants.

        Amortization of capital assets is recorded on a declining-balance basis at the following annual rates:

Building and building improvements	4—5%
Leasehold improvements	Straight-line over term of respective leases
Equipment	20%
Computer software	100%
Furniture and fixtures	20%

        Computer and demo equipment are amortized on a straight-line basis over three years.

        The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

(f)    Goodwill and other intangible assets

        Goodwill, representing the difference between the cost of the investment in acquired businesses and the fair value of their underlying net identifiable assets at time of acquisition, is amortized by the straight-line method over a period of 5 years.

        The Company monitors the recoverability of goodwill and other intangible assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

        Acquired technology and other intangible assets are stated at cost and amortized by the straight-line method over a period of 5 years.

(g)  Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has determined that none of the development costs have met these criteria. Research and development costs are offset by funding from related development contracts. The Company has no obligation to repay the funds under these contracts. Development contracts involve the planning, development and installation of a product to meet a customer's needs. Funding from development contracts is recognized on the percentage of completion basis. Funding from the Government of Israel, for approved projects, is recognized as an offset to research and development costs, if at the time the funding is received, successful development of the related project is not assured, as there is no obligation to repay these funds on unsuccessful projects.

(h)  Foreign currency translation

        The consolidated financial statements of the Company are presented in U.S. dollars. The Company and its integrated subsidiaries translate monetary items to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at average rates for the period. Foreign exchange gains and losses are included in income.

        Self-sustaining operations translate assets and liabilities at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Any material corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholder equity.

(i)    Revenue recognition

        Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured which is upon shipment, installation or customer acceptance in accordance with contractual terms.

        Revenue from service contracts is recognized as the services are provided.

        Revenue from consumables is recognized upon shipment.

(j)    Investment tax credits

        Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, when there is reasonable assurance that the investment tax credit will be received.

(k)  Income taxes

        The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. Future taxes are netted except to the extent that they cannot be offset due to different tax jurisdictions.

(l)    Stock-based compensation plans

        The Company has two stock-based compensation plans which are described in note 10(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(m)  Advertising costs

        The Company expenses advertising costs as incurred.

(n)  Adoption of new accounting standard

        In 2001, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations on earnings per share calculations. Under these recommendations, while the calculation of basic earnings per share did not change, diluted earnings per share under Canadian GAAP is calculated using the treasury share method which is consistent with the calculation under U.S. GAAP for diluted earnings per share. The prior years financial information has been restated to reflect this change. The only impact of this change was an increase in diluted earnings per share from $0.59 to $0.62 for 1999.

        In 2001, the Company also adopted the new Canadian Institute of Chartered Accountants' recommendations for employee future benefits. Under the new recommendations, the costs of retirement benefits, other than pensions, and certain post-employment benefits are recognized over the period in which the employee renders services in return for those benefits. Other post-employment benefits are recognized when the event triggering the obligation occurs. There was no impact on prior years' financial information from adoption of these recommendations.

(o)  Comparative figures

        Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2. Business acquisitions

(a)  The Graphic Arts Business of Scitex Corporation Ltd. ("Scitex Business")

        On January 17, 2000, the Company entered into an asset purchase agreement with Scitex Corporation Ltd. ("Scitex") to acquire the Scitex Business in exchange for 13,250,000 common shares of the Company reduced by certain purchase price adjustments of $4,898. The Scitex Business designs, manufactures and markets prepress and print-on-demand solutions for the graphic arts industry. Upon completion of this transaction, Scitex entered into a five-year standstill agreement which, amongst other things, includes restrictions on acquiring additional shares of the Company, as well as customary transfer, voting and other restrictions.

        The Scitex Business includes shares and assets of various Scitex subsidiaries, and all of the tangible and intangible assets used in the Scitex Business. In addition, the Company assumed certain liabilities of the Scitex Business. The Company completed the acquisition on April 4, 2000.

        The acquisition of the Scitex Business has been accounted for using the purchase method of accounting and the results of operations have been consolidated from the date of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed as follows:

Cash	$18,575
Current assets (excluding cash)	257,641
Capital assets	51,238
Other assets	2,495
Goodwill and other intangible assets (note 7)	354,590

684,539
Current liabilities	(170,332)
Future income taxes	(7,982)

Purchase price	$506,225

        The purchase price was comprised of the following:

13,250,000 common shares	$501,182
Options issued to former Scitex Business employees	2,164
Purchase price adjustments	(4,898)
Acquisition costs	7,777

$506,225

        The options issued to former Scitex Business employees were valued based on the fair market value of the options as at the acquisition date of the Scitex Business and have been reflected as contributed surplus in the consolidated balance sheet.

(b)  Other acquisitions

        On May 11, 2000, the Company acquired 100% of the issued shares of Carmel Graphics Systems Inc. ("Carmel") for cash of $4,271 and 115,835 shares of the Company, aggregating approximately $8,000. Carmel supplied the business-to-business marketplace with customizable hardware and software that can be integrated as portals into users' corporate websites. Users typically include desktop publishing, prepress, and print-on-demand professionals.

        On May 12, 2000, the Company acquired the assets of MediaTech Pty Ltd. ("MediaTech") for cash of $884. MediaTech is a distributor of the Company's equipment in Australia.

        On May 30, 2000, the Company acquired the assets of Intense Software Inc. ("Intense") for cash of $934 and 467,654 shares of the Company, aggregating approximately $13,000. Intense develops and markets software for graphic designers, business users and printing professionals.

        The acquisitions of Carmel, MediaTech and Intense have been accounted for using the purchase method of accounting and the results of operations have been consolidated from the dates of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed as follows:

Current assets	$1,253
Capital assets	469
Goodwill and other intangible assets	17,438
Future income taxes	3,093

22,253
Current liabilities	(160)

Purchase price	$22,093

        The aggregate purchase price was comprised of the following:

Cash	$6,089
583,489 common shares	16,004

$22,093

        On July 1, 2000, the Company acquired an additional 1% of Nihon CreoScitex Ltd. for a nominal amount, resulting in the Company owning 51% of Nihon CreoScitex Ltd. On January 1, 2001, the Company purchased an additional 22,740 shares of Nihon CreoScitex Ltd. for a nominal amount, increasing the Company's shareholdings to 81% ownership in the entity. This increase in ownership coincided with an increase in the level of the short-term debt guaranteed by the Company. The acquisition of the additional interests was accounted for using the purchase method of accounting and the results of operations have been consolidated from the date of acquisition.

3. Joint venture

        Effective October 1, 1997, the Company entered into a 50% owned unincorporated joint venture with Heidelberger Druckmaschinen AG ("Heidelberg") with respect to the design, manufacture and marketing of certain digital prepress equipment. The joint venture has no assets or liabilities. Effective May 18, 2000, the joint venture between Heidelberg and the Company was terminated, and the companies entered into an original equipment manufacture ("OEM") relationship on those products that were formerly in the joint venture. Under this OEM relationship, Heidelberg has the right to continue to manufacture and sell these products for at least the next two years.

        Under the agreement, on termination of the joint venture, all equipment orders that were received up to May 17, 2000 were considered joint venture business and will be accounted for as joint venture revenue when shipped. All orders received after May 17, 2000 by Heidelberg will be accounted for as OEM sales, whereby the company will record the full amount of the sale to Heidelberg. Under this OEM relationship, Heidelberg will no longer continue to fund research and development expenses on these products.

        The consolidated financial statements include the following amounts representing the Company's proportionate share of the operations of the joint venture:

	Years ended September 30,
	2001	2000	1999
Consolidated Statements of Operations
Revenues	$—	$67,082	$57,631
Cost of sales	—	31,183	25,611

Gross profit	—	35,899	32,020
Research and development	—	3,695	7,189

Net earnings	$—	$32,204	$24,831

	Years ended September 30,
	2001	2000	1999
Consolidated Statements of Cash Flows
Cash provided by operating activities	$—	$32,204	$24,831

4. Inventories

	September 30,
	2001	2000
Materials	$31,984	$32,754
Work-in-progress	12,199	18,213
Finished goods	24,529	42,538
Service materials	24,981	40,316
Consumables	5,745	7,200

	$99,438	$141,021

5. Investments

	September 30,
	2001	2000
printCafe Inc., at cost	$—	$40,000
Creo Ltd., at cost	—	5,000

	$—	$45,000

        The Company purchased 31,186,312 series B redeemable convertible preferred shares of printCafe, Inc., a private company, on February 9, 2000 for $25,000 in cash and 1,132,502 class C common shares of printCafe, Inc. on March 9, 2000 for $10,000 in cash. The series B redeemable convertible preferred shares are redeemable only under certain circumstances and are convertible into class A common shares with the payment of a calculated conversion amount based on the fair value of printCafe, Inc. During July 2000, the Company acquired a convertible promissory note of printCafe, Inc. for $5,000 in cash. The note, bearing interest at 6% and maturing on July 27, 2001, is convertible into equity of printCafe, Inc. under certain circumstances.

        In November 2000, the Company purchased 8,000,000 series E-3 redeemable convertible preferred stock for $30,470 funding the purchase through the issuance of 692,433 of common shares of the Company, $5,000 in cash and the cancellation of the $5,000 promissory note issued in July 2000. The investment in printCafe, Inc. represents 17.24% of the voting rights of printCafe, Inc. and is accounted for under the cost method of accounting.

        In February 2000, the Company acquired 750,000 shares of Creo Ltd., a private company, for $2,000. In July 2000, the Company acquired 674,157 preferred shares and 134,831 warrants of Creo Ltd. for $3,000. Each warrant is convertible into a preferred share of Creo Ltd. at $6.23 per share for a maximum of 3 years. The Company's investment in Creo Ltd. represents 13.8% of the voting shares of Creo Ltd. and is accounted for under the cost method of accounting.

        During 2001, the Company performed comprehensive reviews of its investments in printCafe, Inc. and Creo Ltd. Based upon the reviews, the Company determined that the financial and operational circumstances relating to these investments were materially and adversely different as at September 30, 2001 than at the time the investments were originally made. The Company determined that the net carrying values of these investments exceeded their market values and that the decline in values was other than temporary in nature. As a result, the Company recorded a write-down in values totalling $70,470.

6. Capital assets, net

	September 30, 2001
	Cost	Accumulated depreciation	Net book value
Land	$21,205	$—	$21,205
Building	41,503	4,926	36,577
Building improvements	6,203	2,157	4,046
Equipment	55,798	22,360	33,438
Computer and demo equipment	21,098	16,314	4,784
Computer software	14,054	7,230	6,824
Furniture and fixtures	8,652	3,758	4,894

	$168,513	$56,745	$111,768

	September 30, 2000
	Cost	Accumulated depreciation	Net book value
Land	$21,205	$—	$21,205
Building	37,560	3,544	34,016
Building improvements	4,271	675	3,596
Equipment	43,429	6,101	37,328
Computer and demo equipment	17,025	12,178	4,847
Computer software	6,959	5,699	1,260
Furniture and fixtures	7,858	2,830	5,028

	$138,307	$31,027	$107,280

        In 2001, the Company wrote off $3,717 of information technology assets including computer software and computer equipment.

7. Goodwill and other intangible assets, net

	September 30,
	2001	2000
Goodwill	$—	$127,389
Acquired technology and other intangible assets	—	247,498

	—	374,887

Less accumulated amortization:
Goodwill	—	12,345
Acquired technology and other intangible assets	—	24,487

	—	36,832

	$—	$338,055

        During 2001, the Company performed an assessment of the carrying values of the goodwill and other intangible assets recorded in connection with its acquisition of the Scitex prepress division, Carmel Graphics Systems Inc. and Intense Software Inc. The evaluation was performed due to negative changes in economic conditions and trends, as well as the Company's planned direction for future operations and development. The conclusion of the assessment was that the decline in values was significant and other than temporary. Consequently, the Company recorded a $92,300 write-down of goodwill and a $173,400 write-down of other intangible assets in 2001, based on the amount by which the net carrying value of these assets exceeded the net recoverable amounts. The net recoverable amount was determined based on estimated undiscounted net future cash flows from these assets.

8. Accrued and other liabilities

	September 30,
	2001	2000
Wages and benefits	$33,853	$33,506
Retrofit liabilities	5,146	6,955
Royalties (note 17 (a)(ii))	3,149	5,912
Legal provisions and other	12,780	15,130

	$54,928	$61,503

9. Short-term debt

        The Company has two revolving loans of ¥1 billion and ¥1.3 billion bearing interest rates at 0.99% and 1.7% respectively. The loans are due on demand and are secured by a letter of credit.

10. Share capital

        A two-for-one share split of common shares took effect on May 4, 1999. All information relating to common shares reflects retroactively this share split.

(a)  Authorized

        The authorized capital of the Company consists of unlimited voting common shares without par value and an unlimited number of preferred shares issuable in series.

(b)  Issued and outstanding

        There have been no preferred shares issued. Common shares issued and outstanding are as follows:

	Number of Common Shares	Stated Values
Outstanding, September 30, 1998	25,052,162	$58,854
Issued for cash, net of costs	6,962,962	74,611
Issued for cash from share options	403,570	2,545
Tax benefit of share issue costs	—	2,192

Outstanding, September 30, 1999	32,418,694	138,202
Issued for acquisitions (note 2)	13,833,489	517,186
Issued for cash from share options	1,086,518	8,772

Outstanding, September 30, 2000	47,338,701	664,160
Issued for investment (note 5)	692,433	20,470
Issued for cash from share options	1,057,613	7,325

Outstanding, September 30, 2001	49,088,747	$691,955

(c)  Stock option plan

        The Company has reserved 8,000,000 shares under the 1996 Stock Option Plan (Amended). On February 21, 2001, the shareholders approved an amendment to the plan. The amendment increased the number of common shares reserved for stock options by 4,000,000 common shares for an aggregate reserve of 12,000,000 shares. The plan provides for the granting of stock options at the fair market value of the Company's shares at the grant date. Options issued prior to June 2000 vest immediately and have a five year term. Options issued after June 2000 have vesting provisions and have a five year term. Stock option activity is presented below:

	Number of Common Shares	Weighted Average Exercise Price
Outstanding, September 30, 1998	3,252,172	$7.23
Granted	1,357,924	9.37
Exercised	(403,570)	6.42

Outstanding, September 30, 1999	4,206,526	8.16
Granted	7,149,416	24.95
Exercised	(1,086,518)	8.07
Cancelled	(141,566)	26.40

Outstanding, September 30, 2000	10,127,858	19.70
Granted	2,347,562	19.60
Exercised	(1,057,613)	6.45
Cancelled	(1,621,082)	22.48

Outstanding, September 30, 2001	9,796,725	19.67

        The options outstanding at September 30, 2001 expire between October 22, 2001 and August 31, 2006.

        The following table summarizes information about the Company's share options outstanding at September 30, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding at September 30, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at September 30, 2001	Weighted Average Exercise Price
$ 2.37—$ 6.33	622,314	0.5	$5.99	622,314	$5.99
$ 8.71—$11.08	1,470,818	1.9	9.57	1,470,818	9.57
$15.39—$19.84	1,615,901	4.6	18.88	40,899	18.08
$20.24—$21.94	3,725,542	3.9	21.63	93,015	20.64
$25.02—$28.87	1,555,329	3.7	25.10	1,493,556	25.04
$30.67—$32.36	806,821	3.3	30.70	796,723	30.69

	9,796,725	3.4	19.67	4,517,325	18.22

d)    Warrants

        In 1997, the Company issued warrants to purchase 24,598 shares on or before June 2, 2002 as consideration for raising capital. The exercise price of each warrant is $9.38.

11. Research and development, net

	Years ended September 30,
	2001	2000	1999
Research and development expenses	$94,749	$64,719	$31,269
Research and development funding:
Development contract revenue	(6,808)	(9,604)	(12,607)
Investment tax credits	(8,893)	(12,739)	(4,857)

Research and development, net	$79,048	$42,376	$13,805

12. Restructuring and business integration costs

(a)  Restructuring

        During 2001, the Company recorded restructuring expenses of $4,081 relating to the cost of severance and related benefits for approximately 200 employees around the world in connection with the cost saving initiative. As at September 30, 2001, the accrued liabilities relating to these costs were $1,880 (2000—$nil).

(b)  Business integration

        During 2001, the Company also recorded business integration costs of $13,150 (2000—$10,845; 1999—$nil) relating to write-off of discontinued inventory, implementation of a global Enterprise Resource Planning system, and other costs relating to the realignment of resources due to the integration of the Scitex acquisition.

13. Income taxes

        Earnings before income taxes, equity loss and minority interest are as follows:

	Years ended September 30,
	2001	2000	1999
Canada	$11,036	$47,544	$27,379
Foreign	(423,472)	(38,842)	3,515

Total	$(412,436)	$8,702	$30,894

        The provision for (recovery of) income taxes consists of the following:

	Years ended September 30,
	2001	2000	1999
Current:
Canada	$12,396	$22,939	$10,268
Foreign	(210)	1,596	1,243

Total current	12,186	24,535	11,511

Future:
Canada	(211)	(1,390)	789
Foreign	(9,656)	(13,334)	34

Total future	(9,867)	(14,724)	823

Total income tax expense	$2,319	$9,811	$12,334

        Income tax rate:

	Years ended September 30,
	2001	2000	1999
Combined Canadian federal/provincial tax rate	44.9%	45.6%	45.6%
Increased (reduced) by:
Manufacturing and processing credits	0.4	(51.0)	(5.5)
Foreign exchange translation	(0.8)	3.5	(3.4)
Foreign tax rate differences	(17.6)	20.4	0.2
Goodwill amortization	(12.9)	64.1	—
Amounts not deductible for tax and other	(14.6)	30.1	3.0

Effective rate	(0.6)%	112.7%	39.9%

        Temporary differences that give rise to the future income taxes are as follows:

	September 30,
	2001	2000
Current future income tax benefit (liability):
Investment tax credit revenue	$(2,267)	$(4,060)
Revenue recognition	5,755	1,126
Accrued liabilities	12,854	11,373
Unrealized profit in inventory and reserves	22,604	19,412
Other	42	(645)

	38,988	27,206
Valuation allowance	(27,954)	(3,714)

Total current future income tax	$11,034	$23,492

	September 30,
	2001	2000
Long-term future income tax benefit:
Capital assets	$21,049	$(804)
Financing costs	—	1,502
Goodwill and other intangibles	326	(468)
Loss carryforwards	31,796	19,804
Investment in subsidiaries	1,000	91
Other	8,077	3,607

Total long-term future income tax benefit	62,248	23,732
Less: valuation allowance	(48,619)	(13,198)

Net long-term future income tax	$13,629	$10,534

	September 30,
	2001	2000
Current future income tax liability:
Withholding taxes	$(1,200)	$—

Total current future income tax liability	$(1,200)	$—

	September 30,
	2001	2000
Long-term future income tax liability:
Capital assets	$(2,640)	$46
Goodwill and other intangibles	(1,260)	(24,854)
Loss carryforwards	—	2,127
Financing fees	833	—
Long-term debt	(450)	—
Other	961	607

Total long-term future income tax liability	(2,556)	(22,074)
Less: valuation allowance	—	(912)

Net long-term future income tax liability	$(2,556)	$(22,986)

        The valuation allowance for future income taxes as of September 30, 2001 was $76,573 (2000—$17,824). The net change in the total valuation allowance for the year ended September 30, 2001 was an increase of $58,749 (2000—$17,824) which were allocated as follows:

	2001	2000
Accounts receivable	$838	$—
Inventories	17,334	—
Accounts payable	9,782	—
Capital	21,130	—
Investments	1,000	—
Goodwill	294	—
Loss carryforwards	7,367	17,824
Other	1,004	—

	$58,749	$17,824

        In the year ended September 30, 2001, the Company has unrecognized investment tax credits totalling approximately $2,280 (2000—$545) available to reduce future Canadian federal income taxes. These tax credits expire in varying amounts to 2010.

14. Earnings per common share

        Basic earnings per common share is calculated by dividing the earnings for the year by the weighted average number of common shares outstanding during the year.

        Fully diluted earnings per share is calculated by dividing net earnings applicable to common shares by the sum of the weighted average number of common shares outstanding used in the basic earnings per share calculation and the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding using the treasury share method.

        The following table details the weighted average number of common shares outstanding:

	Years ended September 30,
	2001	2000	1999
Weighted average number of common shares outstanding—basic	48,472,272	39,428,764	28,369,402
Weighted average effect of dilutive securities	—	—	1,511,062

Weighted average number of common shares outstanding—diluted	48,472,272	39,428,764	29,880,464

        For the year ended September 30, 2001, options to purchase 9,796,725 (2000—10,127,858; 1999—nil) common shares were outstanding during the year but were not included in the computation of diluted earnings per share. Also excluded from the calculation were 24,598 warrants (2000—24,598; 1999—nil). These securities were excluded from the calculation as they were anti-dilutive.

15. Financial instruments

(a)  General

        The Company operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates on monetary assets and liabilities in European currencies, Canadian dollars and Israeli shekels. Derivative financial instruments ("derivatives") are utilized by the Company to reduce these risks.

        The Company is exposed to losses in the event of non-performance by counterparties to the derivatives, but it does not expect any counterparties to fail to meet their obligations, since the counterparties are major banks or brokers. The Company does not require or place collateral for these financial instruments.

(b)  Foreign exchange risk management

        The Company uses foreign currency derivatives to mitigate the risks relating to foreign exchange changes on the operations of the Company. The majority of the derivatives including various option strategies are used to reduce the risks relating to the European currency. Each of the options written is combined with the purchase of an option for the same period and the same notional amount. The term of all these contracts is less than one year.

        Significant amounts of the Company's expenditures are denominated in Canadian dollars. Fluctuations in the exchange rate between Canadian and U.S. dollars could have a material effect on the Company's business, financial condition and results of operations. The Company has not entered into foreign currency contracts or other instruments to mitigate this risk.

        The notional amounts of foreign currency derivatives are as follows:

	September 30,
	2001	2000
Forward exchange contacts	$50,072	28,230

Currency options purchased	$—	60,000

Currency options written	$—	55,000

(c)  Concentrations of credit risk

        At September 30, 2001 and 2000, the Company held cash and cash equivalents, most of which were deposited with major banks. The Company considers the inherent credit risks to be remote.

        Most of the Company's sales are made in the U.S. and in Europe, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers in Europe and in the United States. In respect of certain sales to customers in emerging economies, the Company requires letters of credit.

(d)  Fair value of financial instruments

        The fair values of cash and cash equivalents, accounts receivable, other receivables, short-term debt, trade and accounts payable, income taxes payable, accrued and other liabilities and deferred revenue and credits approximate their carrying value due to their short maturities.

        The fair value of derivatives at September 30, 2001 is an asset of approximately $285 (2000—liability of $760). The fair value of the derivatives is determined based on a quoted market price or on the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting dates.

16. Employee rights upon retirement

        (a)  Certain foreign labour laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability, based upon the length of service and the monthly salary, is mainly funded with severance pay and with insurance companies (principally with an affiliate of one of the major shareholders of the Company), for which the Company makes monthly payments.

        The amounts funded for the purchase of insurance policies for employees are reflected as plan assets since substantially all employees are entitled to irrevocably receive such funds under the terms of an employment contract or the employer's policy and these insurance policies cannot ordinarily be withdrawn by the employer.

        The balance sheet liability for employee rights upon retirement and the amount funded, being plan assets, are comprised as follows:

	September 30,
	2001	2000
In respect of foreign employees:
Liability	$21,377	$20,845
Less: plan assets	17,773	17,110

Unfunded balance	$3,604	$3,735

        The amounts not funded are included in accrued liabilities. Severance pay expenses for 2001 were $4,391 (2000-$3,167; 1999-$nil).

        (b)  The U.S. entities offer 401(k) matching plans to all eligible employees. The U.S. entities matching contributions range from 1.5% to 6% of a participant's qualifying earnings, depending upon years of service.

        (c)  Substantially all of the European entities make contributions to defined contribution pension plans administered by insurance companies.

17. Commitments and contingencies

(a)  Commitments

(i)    Lease commitments

        The Company is party to certain operating leases under which the future minimum lease payments as at September 30, 2001 are approximately as follows:

2002	59,185
2003	29,169
2004	12,831
2005	5,456
2006	3,028
Thereafter	5,069

        Total rent expense for the year ended September 30, 2001 was $11,231 (2000—$4,556; 1999—$1,306).

(ii)    Royalty commitments

        The Company is committed to pay royalties to the Government of Israel based on 2% to 5% of sales of products in which the Government participated by way of research and development grants. The maximum amount payable is limited to the grants received. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by Government grants, the Company is not obligated to repay any such grants.

        At September 30, 2001, the estimated contingent royalty payable is $27,318. For the year ended September 30, 2001, the amount of royalties paid to the Government of Israel was $4,200 (2000—$2,400; 1999—$nil).

        The Company is obligated to pay royalties to certain parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies or on quantities of such products sold.

(b)  Contingencies

(i)    Third-party financing

        The Company has entered into certain agreements with third-party financing companies under which long-term financing (generally five years) is provided to customers in connection with the purchase of the Company's equipment.

        Under the terms of the agreements, the third-party financing companies have recourse against the Company in an amount equal to either a fixed amount established at the time of financing or a percentage of the outstanding balance, including interest, owed by the customer to the financing company.

        As at September 30, 2001, the Company was contingently liable to the financing companies for $18,614. The Company has established provisions of $4,241 at September 30, 2001, for potential losses which may be incurred in the event of default under the agreements. The level of provisions is determined based upon an analysis of the individual transactions and past experience.

(ii)    Legal

        Lawsuits have been filed against the Company, in the ordinary course of business. The Company intends to defend itself vigorously against these lawsuits. Management does not expect that the Company will incur substantial expenses in excess of the provisions recorded as at September 30, 2001.

18. Related party balances and transactions

        During the year, the Company had business transactions with Scitex Corporation Ltd., a related company, and its subsidiaries. The sales were at market price and in the normal course of business.

	Years ended September 30,
	2001	2000	1999
Transactions during the period:
Sales	$11,087	$1,826	—
Expenses	—	393	—
	September 30,
	2001	2000
Balances at end of period
Trade receivable from Scitex	$10,386	$10,614
Other receivables from Scitex	—	7,478
Trade payable to Scitex	(8,223)	(12,775)
Due from Scitex—non-interest bearing, included in other assets	17,207	16,233

19. Segmented financial information

        The Company operates in a single reportable operating segment relating to digital prepress equipment. The Company generated revenue from the development and sale of digital prepress equipment to customers in the following geographic segments:

	Years ended September 30,
	2001	2000	1999
Canada	$13,965	$10,578	$4,059
U.S.	297,539	212,002	105,953
Europe	247,941	173,915	56,252
Asia Pacific	36,288	20,874	6,526
Japan	40,881	18,824	2,647
Israel	12,136	6,642	744
South America	7,777	6,210	902
Other	—	4,239	1,240

	$656,527	$453,284	$178,323

        The Company has capital assets and goodwill located in:

	Years ended September 30,
	2001	2000
Canada	$58,886	$62,332
U.S.	11,153	45,712
Europe	7,848	9,019
Asia Pacific	1,736	9,146
Israel	31,111	95,423
Other	1,034	692

	$111,768	$222,324

20. Differences between Canadian and United States accounting principles and practices

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(a)  Statement of operations and retained earnings (deficit) differences

        The amounts in the consolidated statements of operations that differ from those reported under Canadian GAAP are as follows:

	Years ended September 30,
	2001	2000	1999
Net earnings (loss) under Canadian GAAP	$(414,755)	$(1,430)	$18,560
Amortization of in-process research and development (a)(i)	10,816	(45,500)	—
Stock option compensation (a)(ii)	(4,111)	(5,689)	—
Income taxes (a)(i)	(10,791)	7,524	—
Write-off of in-process research and development and goodwill (f)	37,951	—	—

Net earnings (loss) under U.S. GAAP	(380,890)	(45,095)	18,560
Retained earnings (deficit), beginning of year under U.S. GAAP	(23,341)	21,754	3,194

Retained earnings (deficit), end of year under U.S. GAAP	$(404,231)	$(23,341)	$21,754

Earnings (loss) per share
Basic	$(7.86)	$(1.14)	$0.65

Diluted	$(7.86)	$(1.14)	$0.62

        Under U.S. GAAP, no subtotal would be provided for operating income before undernoted items in the consolidated statements of operations.

(i)    Amortization of in-process research and development

        Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development upon acquisition, there is no future income tax liability recorded for the amount. Under Canadian GAAP, in-process research and development is amortized over 5 years and a future income tax liability is recorded.

(ii)    Stock option compensation

        For U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee share options. Under APB 25, if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of the grant, APB 25 requires a stock compensation cost to be recognized. For the year ended September 30, 2001, the stock compensation cost was $4,111.

(b)  Balance sheet differences

        The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

	September 30,
	2001		2000
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Goodwill and other intangible assets, net	$—	$—	$338,055	$292,555
Future income tax (long-term liability)	2,556	2,556	22,986	15,462
Contributed surplus	2,060	30,648	2,126	34,312
Deferred stock compensation	—	(18,788)	—	(26,497)
Retained earnings (deficit)	(394,431)	(404,231)	20,324	(23,341)

(c)  Comprehensive income—current periods:

	Years ended September 30,
	2001	2000	1999
Net earnings (loss) under U.S. GAAP	$(380,890)	$(45,095)	$18,560
Other comprehensive income:
Foreign currency translation adjustment	(919)	—	—

Comprehensive income	$(381,809)	$(45,095)	$18,560

(d)  Other comprehensive income—accumulated balances:

	Years ended September 30,
	2001	2000	1999
Balance, beginning of year	$—	$—	$—
Change during the year:	(919)	—	—

Balance, end of year	$(919)	$—	$—

(e)  Statement of cash flows

        Under U.S. GAAP, no subtotal would be provided in the operating section of the consolidated statements of cash flows.

(f)    Impairment of long-lived assets

        Under Canadian GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future net cash flows from the asset. Under U.S. GAAP, an impairment loss is calculated as the amount by which the net carrying amount of the asset exceeds the fair value of the asset.

        During 2001, the Company reviewed the carrying values of the goodwill and other intangible assets recorded in connection with its acquisition of the Scitex prepress division, Carmel Graphics Systems Inc. and Intense Software Inc. and concluded that there were declines in the carrying values of these assets and that the declines were other than temporary (see note 7). Consequently, the Company recorded a $89,995 write-down of goodwill and $137,754 write-down of other intangible assets in 2001, based on the amount by which the net carrying values exceeded the fair values of these assets. The write-down amount under U.S. GAAP differed from the write-down recorded under Canadian GAAP as in-process research and development costs were immediately written off under U.S. GAAP while they were being amortized over a five-year period under Canadian GAAP. As well, there was no future tax liability attributed to in-process research and development recorded under U.S. GAAP due to the immediate write-off.

        Fair value under U.S. GAAP was determined based on discounted net future cash flows for these assets. The cash flow periods used were the remaining lives of the assets, which was three and a half years. The discount rate used was 15 percent, and growth rates of 7 to 16 percent. The assumptions supporting the estimated future cash flows, including the discount rate and estimated growth, reflect management's best estimates.

(g)  Write-down of inventory

        Under U.S. GAAP, write-down of inventory would be included in cost of sales. In 2001, the Company recorded $7,682 (2000—$nil; 1999—$nil) of inventory write-down in business integration costs. The adjusted cost of sales and restructuring and business integration costs for 2001 should be $385,858 and $9,549 respectively.

(h)  Joint venture

        The accounts of the Company's joint venture investment were proportionately consolidated (see note 3). Under U.S. GAAP, proportionate consolidation is not permitted. However, under rules promulgated by the United States Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information which is set out in note 3, continue to apply proportionate consolidation for purposes of registration and other filings, notwithstanding the departure from U.S. GAAP. Accordingly, the financial statements have not been adjusted to restate the accounting under U.S. GAAP.

(i)    Pro forma information on stock-based compensation

        Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for U.S. GAAP. Had compensation cost for the Company's share option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings (loss) and earnings (loss) per share under U.S. GAAP would have been adjusted for the fair value of stock options calculated by an option pricing model using the following assumptions:

	Years ended September 30,
	2001	2000	1999
Expected dividend yield	0%	0%	0%
Expected stock price volatility	53%	72%	49%
Risk-free interest rate	4.2%	6.7%	6.0%
Expected life of options	5 Years	5 Years	5 Years
Average market value of options granted	$14.91	$17.59	$4.45
	Years ended September 30,
	2001	2000	1999
Net earnings (loss)—under U.S. GAAP	$(380,890)	$(45,095)	$18,560
Fair value of options granted (note 10)	(28,270)	(18,404)	(6,426)

Net earnings (loss)—pro forma	$(409,160)	$(63,499)	$12,134

Basic earnings (loss) per share—pro forma	$(8.44)	$(1.61)	$0.43

Diluted earnings (loss) per share—pro forma	$(8.44)	$(1.61)	$0.41

        For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

(j)    Supplementary information:

        (i)    Accounts receivable are disclosed net of allowance for doubtful accounts as follows:

	Years ended September 30,
	2001	2000	1999
Charged to expenses	$14,594	$3,219	$358
Balance, end of year	$14,836	$16,167	$114

        (ii)  Advertising costs

        In 2001, the advertising expense for the Company was $6,694 (2000—$3,443; 1999—$1,303).

(k)  Recent United States accounting standards

        During 2001, the Financial Accounting Standards Board has issued four new pronouncements:

  •
  Statement 141, Business Combinations, requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001.

  •
  Statement 142, Goodwill and Other Intangible Assets, requires that goodwill as well as other indefinite life intangible assets be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001.

  •
  Statement 143, Accounting for Asset Retirement Obligations, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2001.

  •
  Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations and broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. Statement 144 is effective for fiscal years beginning after December 15, 2001.

        The adoption of Statement 141 and 142 will not have an effect on the current consolidated financial statements. The Company is currently assessing the impact of Statements 143 and 144 on its financial condition and results of operations.

21. Subsequent event

        On October 1, 2001, the Company purchased an additional 14,212 shares of Nihon CreoScitex for a nominal amount, increasing the Company's shareholdings to 100% ownership in the entity.

Board of Directors and Creo Management Team

        The following table presents information about our Board of Directors and the Creo Management Team:

Board of Directors
Charles Young	Chair of the Board, President and Chief Executive Officer, Marin Investments Ltd.
Yeoshua Agassi	Chief Executive Officer, Scitex Corporation Ltd.
Douglas A. Brengel	Senior Managing Director, Salomon Smith Barney Inc.
Mark Dance	Chief Operating Officer and President, Graphic Arts, Creo
Norm Francis	Chairman, Pivotal Corporation
Amos Michelson	Chief Executive Officer, Creo
Meir Shannie	Chief Executive Officer and President, Clal Industries & Investments Ltd.
Kenneth A. Spencer	Corporate Director
Morgan Sturdy	Corporate Director
Creo Management Team
Amos Michelson	Chief Executive Officer
Dan Gelbart	Chief Technology Officer and President
Mark Dance	Chief Operating Officer and President, Graphic Arts
Michael Graydon	Chief Financial Officer and Corporate Secretary
Adina Shorr	Corporate VP, Leaf Products
Alon Lumbroso	Corporate VP and Managing Director, Creo Europe
Boudewijn Neijens	Corporate VP, Marketing
Brad Palmer	Corporate VP, On-Press Technologies
Darcy O'Grady	Corporate VP, Human Resources (acting)
David Brown	Corporate VP, Business Strategy
Deborah Jandrlich	Corporate VP, Information Technologies (acting)
Eyal Shpilberg	Corporate VP, Imaging & Media
Eyal Yechezkel	Corporate VP and Managing Director, Creo Asia Pacific
Judi Hess	Corporate VP, Printing Workflow Solutions
Kuty Paperny	Corporate VP, Output Products
Larry Letteney	Corporate VP and President, Creo Americas
Michael Rolant	Corporate VP and President, Creo Israel
Philippe Favreau	Corporate VP, Operations
Rami Liron	Corporate VP and Executive Director, Creo Japan
Roger Lines	Corporate VP, Customer Services and Solutions
Ronen Cohen	Corporate VP, Print-on-Demand Systems
Steve Avedikian	Corporate VP and President, Iris Graphics

Investor Information

Investor Relations

Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
V5G 4M1, Canada
T. +1.604.451.2700
F. +1.604.437.9891
IR@creo.com
www.creo.com

Transfer Agent and Registrar

Computershare Trust Company of Canada
Stock and Bond Transfer Department
510 Burrard Street
Vancouver, BC
V6C 3B9, Canada
T. +1.604.661.0222
F. +1.604.661.9498

Listing

        Creo Products Inc. is listed on the Toronto Stock Exchange under the trading symbol CRE, and on the NASDAQ National Market under the trading symbol CREO.

Trademarks

        Creo, the Creo logo and certain product names are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

Creo Offices

Head Office

3700 Gilmore Way
Burnaby, BC
V5G 4M1, Canada
T. +1.604.451.2700
F. +1.604.437.9891

Principal Subsidiaries

Creo Americas
Eight Oak Park Drive
Bedford, MA
01730, USA
T. +1.781.275.5150
F. +1.781.275.3430

Creo Asia Pacific
3/F, 625 King's Road
North Point, Hong Kong
T. +852.2882.1011
F. +852.2881.8897

Creo Europe
Waterloo Office Park
Drève Richelle 161 B-1410
Waterloo, Belgium
T. +32.2.352.2511
F. +32.2.351.0915

Creo Israel
P.O. Box 330
Herzlia Industrial Park
46103 Herzlia B., Israel
T. +972.9.959.7222
F. +972.9.950.2922

Creo Japan
Ikebukuro TG Homest Bldg.
1-17-8, Higashi-Ikebukuro
Toshima-ku, Tokyo 170-0013
Japan
T. +81.3.5954.9050
F. +81.3.5954.9055

Production Notes

        This annual report was produced using Creo technology, including our advanced Staccato 10 µm halftone screening and patented SQUAREspot thermal imaging technology. It was printed at Metropolitan Fine Printers on Topkote 95 lb. Cover, Topkote 100 lb. Text, and Cougar 80 lb. Text from Unisource. Four color process colors were used, with one PMS color on the cover and two PMS colors in the editorial section, and an overall satin varnish throughout.

Credits

        Design: Parallel Vancouver

        Photography: D. Baswick Photography: Cover, pages 1,14,15. Albert Normandin Photography Inc.: Pages 3, 4, 5, 6, 7, 8, 9, 11, 13, 16.

        Photo Credits: Pages 8, 9: The Great Canadian News Co, 1092 Robson St, Vancouver, BC. Page 11: Urban Fare, 177 Davie St, Vancouver, BC. Page 13: Sophia Books, 492 West Hastings St, Vancouver, BC. Page 18: Metropolitan Fine Printers, 1435 East Pender St, Vancouver, BC.

        Scanning: West Pro Graphics & Imaging Inc.

        The Editor would like to thank all of the teams involved in this project for their hard work and dedication during the production process.

QuickLinks

Company Profile
Financial Highlights (in millions of U.S. dollars, except earnings per share amount)
Contents
Year in Review Highlights September 30 2000—September 30 2001
A Fresh Look for a World Leader
A Note to Our Shareholders
Inside Creo: An Interview with Amos Michelson, CEO
The Creo Opportunity: It's Everywhere You Look
Creo Delivers
Creo: Hairsplitting Precision
Keeping It Real: The People of Creo
Financial Report
Management's Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations year ended September 30, 2001 compared to year ended September 30, 2000
Results of Operations year ended September 30, 2000 compared to year ended September 30, 1999
Management's Statement of Responsibility
Auditors' Report to the Shareholders
Consolidated Balance Sheets
Consolidated Statements of Operations and Retained Earnings (Deficit)
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Board of Directors and Creo Management Team
Investor Information
Creo Offices